[GRAPHIC OMITTED]   [GRAPHIC OMITTED]            TRUDY CORPORATION
                                                 353 Main Avenue
                                                 Norwalk, CT 06851-1552
                                                 Phone: +1.203.846.2274
                                                 Fax:   +1.203.846.1776

March 31, 2005

Linda Cvrkel, Branch Chief, Division of Corporate Finance

RE:   Trudy Corporation
      In response to fax received March 4, 2005
      File No. 0-16056


Dear Ms. Cvrkel,

         We received your fax dated March 4, 2005. Below are the Company's responses, with numbered answers corresponding to your inquiries.

1. The Company agrees, this was an inadvertent oversight and will be corrected in all future filings.

2. The Company agrees with this comment and will revise all future filings to include this writedown in income from operations.

3. The Company includes all royalty expense directly related to sales as expense included in computing income from operations. Net royalty income (expense), included in other income and expense, relates to sublicenses that the Company issues. The primary operating activity of the Company is the sale of books, tapes & CD's dealing with properties licensed from third parties. Certain license agreements and properties developed by the Company itself are available for sub-license. This is considered an ancillary part of the Company's business and not part of its basic operating activities. Therefore, the Company presents the net revenue/expense from the sublicense as a non-operating activity.

4 & 5.   The cash flow statement presentation as shown for the year ended March
31, 2004 as it relates to Notes payable and long term debt is believed to be a proper presentation. Notes payable and long term debt as shown on the balance sheet at March 31, 2003 were combined and, based on the Company's financial position and personal guarantees made by the majority shareholder, were all classified as Notes payable shareholder and related party.

         The Company had an existing demand loan from a bank as of 3/31/03 and received another revolving demand loan during the fiscal year ending 3/31/04. Because both of these loans were due on demand, the Company treated the presentation as net on the statement of cash flows in accordance with SFAS #95 (original maturity of three months or less). All other debt was considered long term and the cash flows were presented on a gross basis.

6. The Company agrees that all related party transactions should be adequately disclosed in the financial statements. Although the Company believes that the disclosures included in the financial statements were adequate based on the labeling of transactions (i.e. Notes payable shareholder/officer and related parties), future filings will include an overall summary of related party activity in one footnote in addition to existing disclosure.

An example of the language to be included in such a footnote is as follows:

Related party transactions:

The Company is involved in several transactions with existing officers and shareholders of the Company and entities which are controlled by these individuals, collectively "related parties". The following is a summary of this activity:

The Company has borrowings from related parties of $1,630,108. The terms of these notes can be found in Notes 7 and 8 to the financial statements. Interest to related parties totaled $18,098 and $37,818 for the year ended March 31, 2004 and 2003, respectively. During 2004, the Company had additional borrowings of $50,000 and repayments of $89,763 to related parties. Subsequent to year end, the Company repaid an additional $35,000 of these borrowings.

The Company leases office space from a related party. Rent expense under this lease totaled $75,000 and $56,000 for the years ended March 31, 2004 and 2003, respectively. Details of future commitments under this lease are presented in
Note 15.

During 2004 and 2003, the CEO and principal shareholder of the Company waived salary totaling $102,500 and $51,152, respectively. These amounts were accounted for as salary expense and a contribution to capital.

7. The Company agrees that material commitments and contingencies need to be adequately disclosed. The Company settled the CHRO suit for $10,000 which it deemed to be immaterial to the overall financial position and results of operations. The footnote disclosure was continued from the prior year, and should have been deleted as this event was not material.

8. The Company agrees that the fair value of the CEO's services should be included in the results of operations. The Company will make this determination and will revise filings, as deemed necessary to correct for this item.


Sincerely,


/s/ WILLIAM W. BURNHAM
----------------------------------
William W. Burnham
Chief Executive Officer and Acting Chief Financial Officer